51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

Item 2 Date of Material Change

April 2, 2014

Item 3 News Release

The news release was issued on April 2, 2014 by Marketwired and Baystreet.

Item 4 Summary of Material Change

The Company announced that an annual cash dividend of US$0.01 per share has been declared on the outstanding common shares of the Company. The record date is April 15, 2014 and the dividend is expected to be paid on April 30, 2014.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that an annual cash dividend of US$0.01 per share has been declared on the outstanding common shares of the Company. The dividend is payable in cash on April 30, 2014 to shareholders of record at the close of business on April 15, 2014. Investors are reminded to allow sufficient time for the settlement of any shares purchased prior to the record date, and are encouraged to contact their investment advisors with any questions in this regard.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

April 3, 2014